FILE NO: 333-

                                                                    CIK #1246879

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             REGISTRATION STATEMENT
                                       ON
                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-6

   For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact name of Trust: VAN KAMPEN UNIT TRUSTS, TAXABLE INCOME SERIES 116

     B.   Name of Depositor: VAN KAMPEN FUNDS INC.

     C.   Complete address of Depositor's principal executive offices:

                                522 Fifth Avenue
                            New York, New York 10036

     D.   Name and complete address of agents for service:

         Mark J. Kneedy                Amy R. Doberman
         Chapman and Cutler LLP        Managing Director
         111 West Monroe Street        Van Kampen Investments Inc.
         Chicago, Illinois  60603      1221 Avenue of the Americas, 22nd Floor
                                       New York, New York  10020

     E. Title of securities being registered: Units of undivided fractional beneficial interest.

     F.   Approximate date of proposed sale to the public:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT
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The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.




The information in this prospectus is not complete and may be changed. No one may sell Units of the Portfolio until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.

                   Preliminary Prospectus Dated July 17, 2007

                              Subject to Completion




                         GNMA Income Portfolio, Series 5

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   GNMA Income Portfolio, Series 5 invests in a portfolio of mortgage-backed securities representing pools of mortgages on 1- to 4-family dwellings guaranteed by the Government National Mortgage Association. The Trust seeks to provide an attractive level of monthly income. The Trust is a unit investment trust included in Van Kampen Unit Trusts, Taxable Income Series 116.

                    Estimated Current Return:         _______%
                    Estimated Long Term Return:       _______%
                    CUSIP:                             _______

   Estimated current return shows the estimated cash you are initially scheduled to receive on an annual basis divided by the Unit price. Estimated long term return shows the estimated return over the estimated life of your Trust. These estimates are as of the close of business on the day before the Initial Date of Deposit and will vary thereafter. We base this estimate on an average of the security yields over their estimated life. This estimate also reflects the sales charge and estimated expenses. We derive the average yield for your portfolio by weighting each security's yield by its value and estimated life. Unlike estimated current return, estimated long term return accounts for maturities, estimated principal prepayments, discounts and premiums of the securities. These estimates show a comparison rather than a prediction of returns. No return calculation can predict your actual return. Your actual return will vary from these estimates.

                                   Prospectus

                                  July 18, 2007

       You should read this prospectus and retain it for future reference.

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   The Securities and Exchange Commission has not approved or disapproved of the Trust Units or passed upon the adequacy or accuracy of this prospectus.

               Any contrary representation is a criminal offense.




Van Kampen
Investments

   Investment Objective. The Trust seeks to provide an attractive level of monthly income.

   Principal Investment Strategy. The Trust seeks to achieve its objective by investing in a portfolio consisting of fixed-rate mortgage-backed securities representing pools of mortgages on 1- to 4-family dwellings guaranteed by the Government National Mortgage Association (known as "Ginnie Mae"). The Sponsor generally considered the following factors, among others, in selecting the securities:

     o    the types of Ginnie Mae securities available,

     o the prices and yields of the securities relative to other comparable securities, including the extent to which the securities were trading at a premium or discount from their principal value, and

     o    the maturities of the securities.

   There is, of course, no guarantee that your Trust will achieve its objective. The Trust may be an appropriate investment vehicle for investors who desire to participate in a portfolio of mortgage-backed securities with greater diversification than they might be able to acquire individually. You should not consider this investment if you are uncomfortable with the risks of an unmanaged investment in mortgage-backed securities or want capital appreciation.

   Principal Risks. As with all investments, you can lose money by investing in the Trust. The Trust also might not perform as well as you expect. This can happen for reasons such as these:

     o Security prices will fluctuate. The value of your investment may fall over time.

     o The value of the securities will generally fall if interest rates, in general, rise. No one can predict whether interest rates will rise or fall in the future.

     o The Trust concentrates its investments in mortgage-backed securities. As the underlying loans are paid off, investors receive principal and interest payments. Any negative impact on these securities will have a greater impact on the value of Units than on a portfolio diversified among various types of securities. You should understand the section titled "Ginnie Mae Securities" before you invest.

     o Since mortgage-backed securities represent an interest in mortgage loans made to finance purchases of homes, the Trust will receive scheduled principal payments each month and it is also likely that the Trust will receive unscheduled prepayments of principal prior to a security's scheduled maturity date. As a result, you might not be able to reinvest these principal payments and prepayments in investments with the same return as the Trust. In addition, the Trust will not retain its present size and composition.

     o The Trust could terminate earlier than anticipated due to unscheduled principal prepayments on the underlying loans.

     o While the interest and principal payments are backed by the full faith and credit of the U.S. government, neither the Units in the Trust nor the market value of the securities are guaranteed.

     o We do not actively manage the portfolio. Except in limited circumstances, the Trust will hold, and may continue to buy, the same securities even if the market value declines.



                   Summary of Essential Financial Information
  (As of the close of business on the day prior to the Initial Date of Deposit)
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General Information
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Initial Date of Deposit                      July 18, 2007
Principal amount of securities in Trust         $_________
Principal amount of securities per Unit (1)       $1.00000
Initial number of Units                          _________
Estimated average life of securities (2)      ______ years

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Unit Price
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Aggregate offering price of securities in Trust (3)     $
Aggregate offering price of securities per Unit (3)     $
Plus sales charge per Unit                              $
Public Offering Price per Unit (4)                      $
Redemption price per Unit                               $
Estimated Annual Interest Income Per Unit
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Estimated annual interest income per Unit (5)           $
  Less estimated annual expenses (6)                    $
Estimated net annual interest income per Unit           $

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Interest Distributions
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Estimated initial distribution (5)                      $_______ per Unit
  on _______ , 2007
Estimated monthly distribution (5)                      $_______ per Unit
Record Dates                        17th day of each month
Distribution Dates                  25th day of each month

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Expenses
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                                    As % of    Amount Per
                                  Unit Price   1000 Units
                                  -----------  -----------
Sales Charge                           3.90%   $
                                  ===========  ===========

Estimated Annual Expenses
  Trustee's fee                            %   $
  Supervisory, bookkeeping and
    administrative services fee            %   $
  Evaluator's fee (7)                      %   $
  Other operating expenses                 %   $
                                  -----------  -----------
  Total estimated annual expenses          %   $
                                  ===========  ===========

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Estimated Costs Over Time
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                                             Amount Per
                                            10,000 Units
                                          -----------------
One year                                  $
Three years                               $
Five years                                $
Ten years                                 $
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This example is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The example illustrates the expenses you would pay on a $10,000 investment assuming a 5% annual return and redemption at the end of each period. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which will differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Expenses".

(1) Because the securities will pay principal during the life of the Trust and may, in certain circumstances, be sold, pre-paid or mature in accordance with their terms, the value of Units will not equal the principal amount of securities per Unit shown above when you redeem them or when the Trust terminates.

(2) The estimated average life of the securities takes into account the factors described under "Estimated Returns and Estimated Average Life" including an estimated principal prepayment rate. The estimated average life of the securities will vary over the life of the Trust.

(3) Each security is valued at its current market offering price as of the business day before the Initial Date of Deposit. (4) After the first settlement date (July ___ , 2007), you will pay accrued interest from this date to your settlement date less interest distributions.

(5) We base this amount on scheduled interest payments on the securities as of the Initial Date of Deposit. This amount will vary from month to month for various reasons, such as changes in Trust fees and expenses, sales and acquisitions of securities and principal payments and prepayments. The estimated cash flows are available upon request.

(6) This shows the initial estimated expenses. Estimated expenses are expected to fluctuate periodically.

(7) Your Trust assesses this fee per $1,000 principal amount of securities. Your Trust assesses other fees per Unit.



PORTFOLIO (as of the close of business on the day prior to the Initial Date of Deposit)
-------------------------------------------------------------------------------------------------------------------
                                                                                       Range            Offering
Aggregate                                                                   Interest   of Stated        Price to
Principal        Name of Issuer (1)(2)                                       Coupon    Maturities (3)   Trust (2)
---------------  --------------------------------------------------------- ----------  --------------   -----------
$                Government National Mortgage Association Modified
                   Pass-Through Mortgage-Backed Securities                 ____%       ____________     $
                 Government National Mortgage Association Modified
                   Pass-Through Mortgage-Backed Securities                 ____%       ____________
                 Government National Mortgage Association Modified
                   Pass-Through Mortgage-Backed Securities                 ____%       ____________
---------------                                                                                         -----------
$                                                                                                       $
===============                                                                                         ===========


(1) The securities are represented by "regular way" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. Contracts to acquire the securities were entered into on July 17, 2007 and have a settlement date of July 20, 2007.

(2) The cost of the securities to the Trust represents the aggregate underlying value of the securities determined by the offering side evaluation of the securities on the business day before the Initial Date of Deposit. Other information regarding the securities is as follows:

                          Cost to           Profit (Loss)
                          Sponsor            to Sponsor
                      ---------------      ---------------
                    $                     $

(3) The principal amount of securities listed as having the range of maturities shown is an aggregate of individual securities having varying ranges of maturities within that shown. They are listed as one category of securities with a single range of maturities because current market conditions accord no difference in price among the securities grouped together on the basis of the difference in their maturity ranges. At some time in the future, however, the difference in maturity ranges could affect the market value of the individual securities.




             Report of Independent Registered Public Accounting Firm

   To the Unitholders of GNMA Income Portfolio, Series 5 (Van Kampen Unit Trusts, Taxable Income Series 116):

   We have audited the accompanying statement of condition and the portfolio of GNMA Income Portfolio, Series 5 (Van Kampen Unit Trusts, Taxable Income Series
116) as of July 18, 2007. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such statement of condition based on our audit.

   We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of condition is free of material misstatement. The Trust is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of condition, assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall statement of condition presentation. Our procedures included confirmation with The Bank of New York, Trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of condition as of July 18, 2007. We believe that our audit of the statement of condition provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GNMA Income Portfolio, Series 5 (Van Kampen Unit Trusts, Taxable Income Series 116) as of July 18, 2007, in conformity with accounting principles generally accepted in the United States of America.

   New York, New York                                       GRANT THORNTON LLP
   July 18, 2007



                             Statement of Condition

                               As of July 18, 2007

INVESTMENT IN SECURITIES
   Contracts to purchase securities (1)(2)                     $
   Accrued interest to the first settlement date (1)(2)
                                                               -------------
         Total                                                 $
                                                               =============
LIABILITY AND INTEREST OF UNITHOLDERS
   Liability--
         Accrued interest payable to Sponsor (1)(2)            $
   Interest of Unitholders--
         Cost to investors
         Less: Gross underwriting commission
                                                               -------------
         Net interest to Unitholders (1)(2)
                                                               -------------
         Total                                                 $
                                                               =============
   Units outstanding
                                                               =============
   Net asset value per Unit                                    $
                                                               =============

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(1) The value of the securities is determined by Standard & Poor's Securities Evaluations, Inc. on the bases set forth under "Public Offering--Unit Price". The contracts to purchase securities are collateralized by an irrevocable letter of credit in an amount sufficient to satisfy such contracts.

(2) The Trustee will advance the amount of the net interest accrued to the first settlement date to the Trust for distribution to the Sponsor as the Unitholder of record as of such date.






THE TRUST
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   General. Your Trust was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "Trust Agreement"), dated the date of this prospectus (the "Initial Date of Deposit") among Van Kampen Funds Inc., as Sponsor, Standard & Poor's Securities Evaluations, Inc., as Evaluator, Van Kampen Asset Management, as Supervisor, and The Bank of New York, as Trustee.

   Your Trust may be an appropriate medium for investors who desire to participate in a portfolio of mortgage-backed securities with greater diversification than they might be able to acquire individually. Diversification of the Trust's assets will not eliminate the risk of loss always inherent in the ownership of securities. For a breakdown of your Trust's portfolio, see "Portfolio". In addition, securities of the type initially deposited in the portfolio of the Trust are often not available in small amounts.

   On the Initial Date of Deposit, the Sponsor deposited with the Trustee the aggregate principal amount of securities indicated in the "Summary of Essential Financial Information". The securities initially consist of delivery statements relating to contracts for their purchase and cash, cash equivalents and/or irrevocable letters of credit issued by a financial institution. Thereafter, the Trustee, in exchange for the securities, delivered to the Sponsor evidence of ownership of the number of Units indicated under "Summary of Essential Financial Information". Unless otherwise terminated as provided herein, the Trust Agreement will terminate at the end of the calender year prior to the fiftieth anniversary of its execution.

   Additional Units of your Trust may be issued at any time by depositing in the Trust (i) additional securities, (ii) contracts to purchase securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit or the equivalent) with instructions to purchase additional securities. As additional Units are issued by the Trust, the aggregate value of the securities will be increased and the fractional undivided interest represented by each Unit will be decreased. The Sponsor may continue to make additional deposits into the Trust following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the original percentage relationship among the principal amounts of securities of specified interest rates and ranges of maturities that existed on the Initial Date of Deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because the Trust will pay the associated brokerage and acquisition costs. Purchases and sales of Securities by the Trust may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Trust termination and in the course of satisfying large Unit redemptions.

   Each Unit initially offered represents a fractional undivided interest in the principal and net income of the Trust. To the extent that any Units are redeemed by the Trustee, the fractional undivided interest in the Trust represented by each Unit will increase, although the actual interest in the Trust will remain unchanged. Units will remain outstanding until redeemed by Unitholders or until the termination of the Trust Agreement.

   Objective and Securities Selection. The Trust seeks to provide an attractive level of monthly income. The Trust seeks to achieve its objective by investing in a portfolio consisting of fixed-rate mortgage-backed securities representing pools of mortgages on 1- to 4-family dwellings guaranteed by the Government National Mortgage Association. The Sponsor generally considered the following factors, among others, in selecting the securities:

   o     the types of Ginnie Mae securities available,

   o the prices and yields of the securities relative to other comparable securities, including the extent to which the securities were trading at a premium or discount from their principal value, and

   o     the maturities of the securities.

   There is, of course, no guarantee that your Trust will achieve its objective. The Trust may be an appropriate investment vehicle for investors who desire to participate in a portfolio of mortgage-backed securities with greater diversification than they might be able to acquire individually. You should not consider this investment if you are uncomfortable with the risks of an unmanaged investment in mortgage-backed securities or want capital appreciation.

   Ginnie Mae Securities. The Trust invests exclusively in Ginnie Mae securities. These securities are backed by mortgage loans. These securities represent an ownership interest in mortgage loans made by banks and other financial institutions to finance purchases of homes. Individual loans are pooled together by Ginnie Mae-approved issuers for sale to investors. Commonly referred to as "pass-through" certificates, these securities entitle an investor to an undivided interest in the underlying mortgage loan pool. The investor receives a proportionate share of the interest (reduced by servicing and guaranty fees) and principal on the underlying mortgage loans.

   Payments on Ginnie Mae securities to investors occur monthly. These payments are called "modified pass-through" payments because, through Ginnie Mae's mortgage-backed securities program, money is passed from the borrower through to the investors in the Ginnie Mae securities. It is "modified" because if the amount collected from the borrowers is less than the amount due, the issuer modifies the pass-through to add on an amount from its corporate funds to make the payment complete.

   Each group of Ginnie Mae securities shown in the "Portfolio" under a specified range of maturities includes individual mortgage-backed securities which have varying ranges of maturities within each range. Each group of securities is shown as one category because current market conditions generally accord no difference in price among the individual Ginnie Mae securities within each group on the basis of the difference in the maturity dates of each security. As long as this market condition prevails, a purchase of Ginnie Mae securities with the same coupon rate and a maturity date within the related range will be considered an acquisition of the same security. In the future, however, the difference in maturity ranges could affect the market value of the individual Ginnie Mae securities. If this happens, any additional purchases by your Trust will take into account the maturities of the individual securities.

   The Government National Mortgage Association, known as Ginnie Mae, was created in 1968 as a wholly owned corporation within the Department of Housing and Urban Development. Through its mortgage-backed securities program, Ginnie Mae seeks to increase the liquidity and efficiency of mortgage loan funding, making more capital available to low and moderate-income homeowners at competitive interest rates.

   The primary function of Ginnie Mae is to operate its mortgage-backed securities (MBS) program. Ginnie Mae helps to ensure mortgage funds are available throughout the United States including in rural and urban areas in which it has been harder to borrow money to buy a home. Ginnie Mae securities are issued by Ginnie Mae-approved private institutions. The mortgages are insured by the Federal Housing Administration, or by the Rural Housing Service, or they are guaranteed by the Department of Veterans Affairs.

   Because of the Ginnie Mae guaranty, investors in Ginnie Mae securities are assured timely payments of scheduled principal and interest due on the pooled mortgages that back their securities. The payments also include any prepayments and early recoveries of principal on the pooled mortgages. These payments are guaranteed even if borrowers or issuers default on their obligation. If the issuer fails to make the payment, Ginnie Mae will make the payment to the investor. Neither Ginnie Mae nor the U.S. government guarantees or insures (1) the market value or yields of Ginnie Mae securities, (2) the Trust or (3) the Units of the Trust in any way.

   Risk Factors. All investments involve risk. This section describes the main risks that can impact the value of the securities in your portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your Units will also fall. You can lose money investing in the Trust. No one can guarantee that your Trust will achieve its objective or that your investment return will be positive over any period. The Information Supplement, which is available upon request, contains a more detailed discussion of the risks related to your investment.

   Market risk is the risk that the value of the securities in your Trust will fluctuate. This could cause the value of your Units to fall below your original purchase price or below the principal value. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer, or ratings on a security. Even though the Supervisor supervises your portfolio, you should remember that your portfolio is not managed. Your Trust will not sell a security solely because the market value falls as is possible in a managed fund.

   Interest rate risk is the risk that the value of securities will fall if interest rates increase. The securities in your Trust typically fall in value when interest rates rise and rise in value when interest rates fall. Securities with longer periods before maturity are often more sensitive to interest rate changes.

   Credit risk is the risk that a security's issuer is unable to meet its obligation to pay principal or interest on the security. While interest and principal payments on Ginnie Mae securities are backed by the full faith and credit of the U.S. government, the Trust and the Units are not guaranteed or insured by the U.S. government or any government agency. In addition, neither the U.S. government nor Ginnie Mae guarantees the market value or yield on Ginnie Mae securities.

   Prepayment risk is the chance that borrowers prepay their mortgage loans earlier than expected. This reduces the Trust's life and future interest income. Any payment of mortgage debt before it is due is called "prepayment". Most mortgage loans may be prepaid at any time by the borrower without penalty. Each mortgage-backed security payment includes a return of principal as well as interest. Prepayments of the entire mortgage occur when borrowers refinance or sell their homes. They may refinance to consolidate debts or take advantage of lower interest rate mortgages. As interest rates have decreased in recent years, the rate of refinancings has increased significantly, thereby increasing the prepayment risk of mortgage-backed securities. Extra monthly principal payments made near the Trust's inception may significantly reduce the interest amount paid by the borrower to the lender and, therefore, the future amount received by the Trust.

   Your Trust will distribute prepayments of principal to you but your future interest distributions will fall as a result of the prepaid principal. You also might not be able to reinvest this principal at as high a yield. This means that you could receive less than the amount you paid for your Units. If enough principal is prepaid on the securities in your Trust, your Trust could terminate significantly earlier than expected.

   Concentration risk is the risk that your Trust is less diversified because it concentrates in a particular type of security. When a certain type of security makes up 25% or more of the Trust, the Trust is considered to be "concentrated" in that security type. Your portfolio concentrates in mortgage-backed securities. You should understand these securities before you invest.

     o These securities represent an ownership interest in mortgage loans made by banks and other financial institutions to finance purchases of homes. Individual loans are "pooled" together for sale to investors. As the underlying loans are paid off, investors receive principal and interest payments.

     o The securities represent a pool of loans that pay a fixed rate of interest over the life of the loan.

     o The value of fixed-rate securities generally falls when interest rates rise.

     o Individual loans may be paid off early for various reasons, such as a sale of the home, foreclosure on the mortgage, or a home owner's desire to pay off the loan early to refinance the existing loan or reduce debt. This involves "prepayment risk" discussed above.

   These securities are described in more detail in the previous section titled "Ginnie Mae securities."

   Reduced diversification risk is the risk that your Trust will become smaller and less diversified as securities or their underlying mortgage loans are sold, are prepaid or mature. This could increase your risk of loss and increase your share of Trust expenses.

   Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any security because these securities generally trade in the over-the-counter market (they are not listed on a securities exchange).

   Litigation and legislation risk is the risk that future litigation or legislation could affect the value of your Trust. Litigation could challenge an issuer's authority to issue or make payments on securities.

   No FDIC Guarantee. An investment in your Trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

ESTIMATED RETURNS AND
ESTIMATED AVERAGE LIFE
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   The Estimated Current Returns and the Estimated Long-Term Returns as of the business day before the Initial Date of Deposit are set forth on the cover of this Prospectus. These figures are estimates and are designed to be comparative rather than predictive. No one can predict your actual return, which will vary with Unit price, the prepayment of principal on the mortgages underlying the securities, purchases and sales of securities, how long you hold your investment and with changes in the portfolio, interest income and expenses. In addition, neither rate reflects the true return you will receive, which will be lower for various reasons, including, but not limited to, the effect of certain delays in distributions. Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of your Trust and with the principal prepayment, purchase, maturity or sale of securities. The Public Offering Price will vary with changes in the price of the securities. Accordingly, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of the securities and (2) takes into account the expenses and sales charge associated with Units. Unlike Estimated Current Return, Estimated Long-Term Return reflects maturities, estimated principal prepayments, discounts and premiums of the securities in your Trust. Since the value and estimated retirements of the securities and the expenses of your Trust will change, there is no assurance that the present Estimated Long-Term Return will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

   In order to calculate estimated returns of your Trust and the estimated average life of the securities, an estimated prepayment rate for the remaining term of the Trust's mortgage pool must be determined. Each of the primary market makers in Ginnie Mae securities uses sophisticated computer models to determine the estimated prepayment rate. These computer models take into account a number of factors and assumptions including: actual prepayment data reported by Ginnie Mae for recent periods on a particular pool, the impact of aging on the prepayment of mortgage pools, the current interest rate environment, the coupon, the housing environment, historical trends on Ginnie Mae securities as a group, geographical factors and general economic trends. In determining the estimated average life of the securities in your Trust, the Sponsor has relied upon the median of the estimated prepayment rates determined by primary market makers. No one can be certain that this estimate will prove accurate or whether the estimated prepayment rates determined by other primary market makers would have provided a better estimate. Any difference between the estimate used and the actual prepayment rate will affect the Estimated Long-Term Return of your Trust.

PUBLIC OFFERING
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   General. Units are offered at the Public Offering Price. During the initial offering period the Public Offering Price is based on the aggregate offering price of the securities, the sales charge, cash in the Principal Account and accrued interest. The maximum sales charge is equal to 3.90% of the Public Offering Price per Unit (4.058% of the aggregate offering price of the Securities). The maximum sales charge is shown in the "Summary of Essential Financial Information" under "Expenses". After the initial public offering period, the secondary market Public Offering Price is based on the bid prices of the securities, the sales charge, cash in the Principal Account and accrued interest, if any. The actual sales charge that may be paid by an investor may differ slightly from the sales charge shown herein due to rounding that occurs in the calculation of the Public Offering Price and in the number of Units purchased.

   The minimum purchase in the primary and secondary market is 1000 Units (250 Units for retirement accounts) but may vary by selling firm. Certain broker-dealers or selling firms may charge an order handling fee for processing Unit purchases.

     Reducing Your Sales Charge. The Sponsor offers a variety of ways for you to reduce the sales charge that you pay. It is your financial professional's responsibility to alert the Sponsor of any discount when you purchase Units. Before you purchase Units you must also inform your broker-dealer of your qualification for any discount or of any combined purchases to be eligible for a reduced sales charge.

     Large Quantity Purchases. You can reduce your sales charge by increasing the size of your investment. If you purchase the amount of Units shown in the table below during the initial offering period, your sales charge will be as follows:

                                                Sales
   Transaction Amount                          Charge
 ----------------------                     ------------
Less than $100,000                              3.90%
$100,000 - $249,999                             3.50
$250,000 - $499,999                             3.30
$500,000 - $999,999                             3.00
$1,000,000 or more                              2.00

     Except as described below, these quantity discount levels apply only to purchases of a single Trust made by the same person on a single day from a single broker-dealer. We apply these sales charges as a percent of the Public Offering Price per Unit at the time of purchase. We also apply the different purchase levels on a dollar basis using a $1 Unit equivalent. For example, if you purchase between 250,000 and 499,999 Units, your sales charge discount per Unit will be 3.30%.

     Aggregated Purchases--For purposes of achieving these levels you may combine purchases of Units of a Trust offered in this prospectus with purchases of units of any other Van Kampen-sponsored unit investment trust in the initial offering period. In addition, Units purchased in the name of your spouse or children under 21 living in the same household as you will be deemed to be additional purchases by you for the purposes of calculating the applicable quantity discount level. The reduced sales charge levels will also be applicable to a trustee or other fiduciary purchasing Units for a single trust, estate (including multiple trusts created under a single estate) or fiduciary account. To be eligible for aggregation as described in this paragraph, all purchases must be made on the same day through a single broker-dealer or selling agent. You must inform your broker-dealer of any combined purchases before your purchase to be eligible for a reduced sales charge.

     Letter of Intent--For purposes of calculating the reduced sales charge for quantity purchases in the table above, purchasers who have indicated their intent to purchase a specified amount of Units of any Van Kampen Unit Trusts, Taxable Income Series or Van Kampen Unit Trusts, Municipal Series unit investment trust during the initial offering period by executing and delivering a letter of intent to the Sponsor, which letter of intent must be in a form acceptable to the Sponsor and shall have a maximum duration of thirteen months, will be eligible to receive a reduced sales charge according to the quantity discount table above based on the amount of intended aggregate purchases as expressed in the letter of intent. By establishing a letter of intent, a Unitholder agrees that the first purchase of Units following the execution of such letter of intent will be at least 5% of the total amount of the intended aggregate purchases expressed in the Unitholder's letter of intent. Further, through the establishment of the letter of intent, the Unitholder agrees that Units representing 5% of the total amount of the intended purchases will be held in escrow by the Trustee pending completion of these purchases. All distributions on Units held in escrow will be credited to the Unitholder's account. If total purchases prior to the expiration of the letter of intent period equal or exceed the amount specified in a Unitholder's letter of intent, the Units held in escrow will be transferred to the Unitholder's account. A Unitholder who purchases Units during the letter of intent period in excess of the number of Units specified in a Unitholder's letter of intent, the amount of which would cause the Unitholder to be eligible to receive an additional sales charge reduction, will be allowed such additional sales charge reduction on the purchase of Units which caused the Unitholder to reach such new breakpoint level and on all additional purchases of Units during the letter of intent period. If the total purchases are less than the amount specified, the Unitholder involved must pay the Sponsor an amount equal to the difference between the amounts paid for these purchases and the amounts which would have been paid if the higher sales charge had been applied; the Unitholder will, however, be entitled to any reduced sales charge qualified for by reaching any lower breakpoint level. If the Unitholder does not pay the additional amount within 20 days after request by the Sponsor or the Unitholder's securities representative, the Sponsor will instruct the Trustee to redeem an appropriate number of the escrowed Units to meet the required payment. By establishing a letter of intent, a Unitholder irrevocably appoints the Sponsor as attorney to give instructions to redeem any or all of the Unitholder's escrowed Units, with full power of substitution in the premises. A Unitholder or his securities representative must notify the Sponsor whenever the Unitholder makes a purchase of Units that he wishes to be counted towards the intended amount.

     Fee Accounts. A portion of the sales charge is waived for certain accounts described in this paragraph. Purchases by these accounts are subject only to the portion of the sales charge that is retained by the Sponsor. Please refer to the section called "Fee Accounts" for additional information on these purchases. Units may be purchased in the initial offering period at the Public Offering Price less the concession the Sponsor typically allows to brokers and dealers for purchases by investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge ("Wrap Fee") is imposed ("Fee Accounts") if the Units are purchased for a Fee Account and the Trust is subject to a Wrap Fee (i.e. the Trust is "Wrap Fee Eligible"). The Sponsor reserves the right to limit or deny purchases of Units described in this paragraph by investors or selling firms whose frequent trading activity is determined to be detrimental to the Trust.

     Exchanges. During the initial offering period of the Trust, unitholders of any Van Kampen-sponsored unit investment trust and unitholders of unaffiliated unit investment trusts may utilize their redemption or termination proceeds from such a trust to purchase Units of the Trust offered in this prospectus at the Public Offering Price per Unit less 1%. In order to be eligible for the sales charge discount applicable to Unit purchases made with redemption or termination proceeds from other unit investment trusts, the termination or redemption proceeds used to purchase Units of the Trust must be derived from a transaction that occurred within 30 days of your Unit purchase. In addition, the discounts will only be available for investors that utilize the same broker-dealer (or a different broker-dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the Unit purchase. You may be required to provide appropriate documentation or other information to your broker-dealer to evidence your eligibility for these reduced sales charge discounts.

     Employees. Employees, officers and directors (including their spouses and children under 21 living in the same household, and trustees, custodians or fiduciaries for the benefit of such persons) of Van Kampen Funds Inc. and its affiliates and, when permitted, dealers and their affiliates may purchase Units at the Public Offering Price less the applicable dealer concession. All employee discounts are subject to the policies of the related selling firm. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

   Unit Price. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the securities. The price of Units on the business day before the Initial Date of Deposit was determined by adding the applicable sales charge to the aggregate offering price of the securities and dividing the sum by the number of Units outstanding. This price determination was made on the basis of an evaluation of the securities prepared by the Evaluator. During the initial offering period, the Evaluator will value the securities based on the aggregate offering price of the securities as of the Evaluation Time on days the New York Stock Exchange is open for business and will adjust the Public Offering Price of Units accordingly. This Public Offering Price will be effective for all orders received at or prior to the Evaluation Time on each such day. The "Evaluation Time" is the close of trading on the New York Stock Exchange on each day that the Exchange is open for trading. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price. The secondary market Public Offering Price per Unit will be equal to the aggregate bid price of the securities plus the applicable secondary market sales charge and dividing the sum by the number of Units outstanding. For secondary market purposes, this computation will be made by the Evaluator as of the Evaluation Time for each day on which any Unit is tendered for redemption and as necessary.

   The aggregate price of the securities is determined on the basis of bid prices or offering prices, as is appropriate, (a) on the basis of current market prices obtained from dealers or brokers who customarily deal in securities comparable to those held by your Trust; (b) if these prices are not available, on the basis of current market prices for comparable securities; (c) by causing the value of the securities to be determined by others engaged in the practice of evaluation, quoting or appraising comparable securities; or (d) by any combination of the above. Market prices of the securities will generally fluctuate with changes in market interest rates.

   A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

   Accrued Interest. Accrued interest is an accumulation of unpaid interest on the securities which generally is paid monthly, although your Trust accrues interest daily. Because of this, your Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling after the First Settlement Date, the proportionate share of accrued interest to the settlement date is added to the Public Offering Price of Units. Unitholders will receive the amount of accrued interest paid on their Units on the next distribution date. In an effort to reduce the accrued interest which would have to be paid by Unitholders, the Trustee will advance the amount of accrued interest to the Sponsor as the Unitholder of record as of the First Settlement Date. Consequently, the accrued interest added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement, less any distributions from the Interest Account after the First Settlement Date. Accrued interest at any point in time will be greater than the amount of interest actually received by your Trust and distributed to Unitholders. If a Unitholder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units.

   Unit Distribution. Units will be distributed to the public by broker-dealers and others at the Public Offering Price, plus accrued interest. The Sponsor intends to qualify Units for sale in a number of states. The Sponsor will sell Units to broker-dealers and selling agents at the Public Offering Price (net of any sales charge discount) less the concession or agency commission shown in the following table.

                                             Concession
                                              or Agency
   Transaction Amount                        Commission
 ----------------------                     ------------
Less than $100,000                              2.75%
$100,000 - $249,999                             2.50
$250,000 - $499,999                             2.30
$500,000 - $999,999                             2.10
$1,000,000 or more                              1.25

   The breakpoint concessions or agency commissions are also applied on a dollar basis utilizing a breakpoint equivalent of $1 per Unit and will be applied on whichever basis is more favorable to the distributor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

   For initial offering period transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase Units of the Trust, the regular concession or agency commission allowed to broker-dealers and other selling agents will equal 2.00% per Unit.

   In addition to the concession or agency commission set forth above, all broker-dealers and other selling firms will be eligible to receive additional compensation based on total initial offering period sales of all eligible Van Kampen unit investment trusts during a Quarterly Period as set forth in the following table:

                                             Additional
 Initial Offering Period                       Volume
  Sales During Quarter                       Concession
 ----------------------                     ------------
$2 million but less than $5 million             0.025%
$5 million but less than $10 million            0.050
$10 million but less than $50 million           0.075
$50 million or more                             0.100

   "Quarterly Period" means the following periods: December - February; March - May; June - August; and September - November. Broker-dealers and other selling firms will not receive these additional volume concessions on the sale of units which are not subject to a transactional sales charge (as defined in applicable prospectuses), however, such sales will be included in determining whether a firm has met the sales level breakpoints set forth in the table above. Secondary market sales of all unit investment trusts are excluded for purposes of these volume concessions. The Sponsor will pay these amounts out of the transactional sales charge received on units within a reasonable time following each Quarterly Period. For a trust to be eligible for this additional compensation for Quarterly Period sales, the trust's prospectus must include disclosure related to this additional compensation; a trust is not eligible for this additional compensation if the prospectus for such trust does not include disclosure related to this additional compensation.

   Certain commercial banks may be making Units available to their customers on an agency basis. A portion of the sales charge paid by these customers (equal to the agency commission referred to above) is retained by or remitted to the banks. Any discount provided to investors will be borne by the selling dealer or agent. Dealers other than the Sponsor may sell Units in the secondary market to other broker-dealers and selling agents at the Public Offering Price less a concession or agency commission not in excess of the secondary market concession allowed to the dealer. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

   Sponsor Compensation. The Sponsor will receive a gross sales commission equal to the total sales charge applicable to each transaction. Any sales charge discount provided to investors will be borne by the selling broker-dealer or agent.

   In addition, the Sponsor will realize a profit or loss, as a result of the difference between the price paid for the securities by the Sponsor and the cost of the securities to the Trust. See "Portfolio" and the notes thereto. The Sponsor may also realize profits or losses with respect to securities which were acquired by the Sponsor from underwriting syndicates of which an affiliate was a member. The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates from which the securities were acquired. The Sponsor may further realize profit or loss during the initial offering period as a result of possible fluctuations in the market value of the securities since all proceeds received from purchasers of Units (excluding dealer concessions or agency commissions allowed, if any) will be retained by the Sponsor. The Sponsor will also realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold in connection with maintaining a secondary market for Units and will also realize profits or losses resulting from a redemption of repurchased Units at a price above or below the purchase price.

     We may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell Units of the Trust and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the Trust and our other products. Fees may include payment for travel expenses, including lodging, incurred in connection with trips taken by invited registered representatives for meetings or seminars of a business nature. These arrangements will not change the price you pay for your Units.

   Market for Units. Although not obligated to do so, the Sponsor intends to maintain a market for Units and offer to purchase Units at prices, subject to change at any time, based upon the aggregate bid prices of the securities plus accrued interest and any principal cash on hand, less any amounts representing taxes or other governmental charges payable out of your Trust and less any accrued Trust expenses. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor may either discontinue all purchases of Units or discontinue purchases of Units at these prices. If a market is not maintained and the Unitholder cannot find another purchaser, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in any price in excess of the Redemption Price and, if so, the amount thereof. The Trustee will notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which the Units would otherwise have been redeemed by the Trustee.

FEE ACCOUNTS
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     As described above, Units may be available for purchase by investors in Fee Accounts where the Trust is Wrap Fee Eligible. You should consult your financial professional to determine whether you can benefit from these accounts. For these purchases you generally only pay the portion of the sales charge that is retained by your Trust's Sponsor, Van Kampen Funds Inc. You should consult the "Public Reducing Your Sales Charge" section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts. The Sponsor reserves the right to limit or deny purchases of Units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to the Trust.

RIGHTS OF UNITHOLDERS
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   Distributions of Interest and Principal. Interest distributions will be made monthly as described below. Principal received by the Trust will be distributed monthly. The Record and Distribution Dates are set forth under "Summary of Essential Financial Information". In addition, the Trust will generally make required distributions at the end of each year because it is structured as a "regulated investment company" for federal tax purposes.

   Interest received by the Trust, including that part of the proceeds of any disposition of securities which represents accrued interest, is credited by the Trustee to the Interest Account. Other receipts are credited to the Principal Account. After deduction of amounts sufficient to reimburse the Trustee, without interest, for any amounts advanced and paid to the Sponsor as the Unitholder of record as of the First Settlement Date, interest and principal will be distributed on each Distribution Date to Unitholders of record as of the preceding Record Date. All distributions will be net of estimated expenses. The Trustee is not required to pay interest on funds held in the Principal or Interest Account (but may itself earn interest thereon and therefore benefits from the use of these funds).

   Because interest payments are not received by the Trust at a constant rate throughout the year, interest distributions may be more or less than the amount credited to the Interest Account as of a Record Date. In an effort to minimize fluctuations in interest distributions, the Trustee will estimate the annual interest scheduled to be received on the Securities and will pay a pro rata portion of this amount to Unitholders in connection with monthly interest distributions. The Trustee is also authorized to advance amounts necessary to minimize fluctuations in interest distributions. The Trustee is reimbursed for these advances from funds in the Interest Account. Due to the nature of Ginnie Mae securities, interest distributions will continue to fluctuate, however, this procedure attempts to minimize such fluctuations. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date after the purchase.

   Reinvestment Option. Unitholders may elect to have distributions on their Units automatically reinvested in shares of certain Van Kampen mutual funds which are registered in the Unitholder's state of residence (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives that differ from those of your Trust. The prospectus relating to each Reinvestment Fund describes its investment policies and the procedures to follow to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from Van Kampen Funds Inc. at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555.

   After becoming a participant in a reinvestment plan, each Trust distribution will automatically be applied on the applicable Distribution Date to purchase shares of the applicable Reinvestment Fund at a net asset value computed on such date. Unitholders with an existing Planned Reinvestment Option (PRO) Program account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new PRO account which allows purchases of Reinvestment Fund shares at net asset value. Confirmations of all reinvestments will be mailed to the Unitholder by the Reinvestment Fund. A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing at least five days before the next Distribution Date. Each Reinvestment Fund, its sponsor and investment adviser have the right to terminate its reinvestment plan at any time.

   Redemption of Units. A Unitholder may redeem all or a portion of his Units by tender to the Trustee, at Unit Investment Trust Division, 111 Sanders Creek Parkway, East Syracuse, New York 13057, of the certificates representing the Units to be redeemed, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity, such as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. Redemption of Units cannot occur until certificates representing the Units or satisfactory indemnity have been received by the Trustee. No later than seven calendar days following satisfactory tender, the Unitholder will receive an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of the tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after the Evaluation Time on days of trading on the New York Stock Exchange, the date of tender is the next day on which that Exchange is open and the Units will be deemed to have been tendered to the Trustee on that day for redemption at the Redemption Price. Redemption requests received by the Trustee after the Evaluation Time, and redemption requests received by authorized financial professionals after the Evaluation Time or redemption requests received by such persons that are not transmitted to the Trustee until after the time designated by the Trustee, are priced based on the date of the next determined redemption price provided they are received timely by the Trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the Trustee so they will be received in a timely manner. Certain broker-dealers or selling firms may charge an order handling fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such fees.

   Under Internal Revenue Service regulations, the Trustee is required to withhold a specified percentage of a Unit redemption if the Trustee has not received the Unitholder's tax identification number as required by such regulations. Any amount withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, at any time a Unitholder elects to tender Units for redemption, the Unitholder should provide a tax identification number to the Trustee in order to avoid this possible "back-up withholding".

   The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the bid price of the securities as of the Evaluation Time on days of trading on the New York Stock Exchange on the date any such determination is made. The Evaluator determines the Redemption Price per Unit on days Units are tendered for redemption. The Redemption Price per Unit is the pro rata share of each Unit on the basis of (i) the cash on hand in the Trust or moneys in the process of being collected, (ii) the value of the securities based on the bid prices of the securities, (iii) accrued interest, less (a) amounts representing taxes or other governmental charges and (b) the accrued Trust expenses. The Evaluator may determine the value of the securities by employing any of the methods set forth in "Public Offering--Offering Price". Accrued interest paid on redemption shall be withdrawn from the Interest Account or, if the balance therein is insufficient, from the Principal Account. All other amounts will be withdrawn from the Principal Account. Units so redeemed shall be canceled.

   The price at which Units may be redeemed could be less than the price paid by the Unitholder and may be less than the par value of the securities represented by the Units redeemed. The Trustee may sell securities to cover redemptions. When securities are sold, the size and diversity of your Trust will be reduced. Sales may be required at a time when securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the securities is not reasonably practicable, or for other periods as the SEC may by order permit. Under certain extreme circumstances the Sponsor may apply to the SEC for an order permitting a full or partial suspension of the right of Unitholders to redeem their Units.

   Exchange Option. When you redeem Units of your Trust or when your Trust terminates, you may be able to exchange your Units for units of other Van Kampen unit trusts at a reduced sales charge. You should contact your financial professional for more information about trusts currently available for exchanges. Before you exchange Units, you should read the prospectus of the new trust carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. We may discontinue this option at any time.

   Units. Ownership of Units is evidenced in book entry form unless a Unitholder makes a written request to the Trustee that ownership be in certificate form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation and surrender of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, or certificate transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guaranty program accepted by the Trustee. The Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any multiple thereof. Although no such charge is now made, the Trustee may require a Unitholder to pay a reasonable fee for each certificate re-issued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

   Reports Provided. Unitholders will receive a statement of interest, principal and other receipts received for each distribution. For as long as the Sponsor deems it to be in the best interest of Unitholders, the accounts of your Trust will be audited annually by an independent registered public accounting firm, and the report of the accountants will be furnished to Unitholders upon request. Within a reasonable period of time after the end of each year, the Trustee will furnish to each person who was a registered Unitholder during that year a statement describing the interest and principal received on the securities, actual Trust distributions, Trust expenses, a list of the securities and other Trust information. Unitholders will be furnished the Evaluator's evaluations of the securities upon request to the Trustee. If you have questions regarding your account or your Trust, please contact your financial adviser or the Trustee. The Sponsor does not have access to individual account information.

TRUST ADMINISTRATION
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     Sponsor. Van Kampen Funds Inc. is the Sponsor of your Trust. The Sponsor is a wholly owned subsidiary of Van Kampen Investments Inc. ("Van Kampen Investments"). Van Kampen Investments is a diversified asset management company that administers more than three million retail investor accounts, has extensive capabilities for managing institutional portfolios and has more than $123 billion under management or supervision as of April 30, 2007. Van Kampen Investments has more than 50 open-end funds, more than 30 closed-end funds and more than 2,700 unit investment trusts that are distributed by authorized dealers nationwide. Van Kampen Investments is an indirect wholly owned subsidiary of Morgan Stanley, a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses: securities, asset management and credit services. Morgan Stanley is a full service securities firm engaged in securities trading and brokerage activities, investment banking, research and analysis, financing and financial advisory services. The Sponsor's principal office is located at 522 Fifth Avenue, New York, New York 10036. As of April 30, 2007, the total stockholders' equity of Van Kampen Funds Inc. was $310,134,491 (unaudited).

     Van Kampen Funds Inc. and your Trust have adopted a code of ethics requiring Van Kampen's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Trust. The Information Supplement contains additional information about the Sponsor. If we fail to or cannot perform our duties under the trust agreement or become bankrupt, the Trustee may appoint a new sponsor, continue to operate your Trust without a sponsor, or terminate your Trust and distribute the liquidation proceeds.

   Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, telephone (800) 221-7668. If you have questions regarding your account or your Trust, please contact the Trustee at its principal unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".

   Portfolio Administration. Your Trust is not a managed fund and, except as provided in the Trust Agreement, securities generally will not be sold or replaced. The Sponsor may, however, direct that securities be sold in certain limited situations to protect your Trust based on advice from the Supervisor. These situations may include default in interest or principal payments on the securities or other obligations of an issuer, an advanced refunding or institution of certain legal proceedings. In addition, the Trustee may sell securities designated by the Supervisor for purposes of redeeming Units or payment of expenses. The Supervisor will consider a variety of factors in designating securities to be sold including interest rates, market value and marketability. Except in limited circumstances, the Trustee must reject any offer by an issuer to issue securities in exchange or substitution for the securities. The Trustee will promptly notify Unitholders of any exchange or substitution. The Sponsor may also instruct the Trustee to take action necessary to ensure that the Trust continues to satisfy the qualifications of a regulated investment company and to avoid imposition of tax on undistributed income of the Trust. The Information Supplement contains a more detailed description of circumstances in which securities may be sold or replaced. See "Additional Information".

   Replacement Securities. No assurance can be given that the Trust will retain its present size or composition because securities may be sold, redeemed or mature and principal will be paid and pre-paid from time to time and the proceeds will be distributed to Unitholders and will not be reinvested. In the event of a failure to deliver any security that has been purchased under a contract ("Failed Securities"), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other securities ("Replacement Securities") to make up the original portfolio of the Trust. Replacement Securities must be purchased within 20 days after delivery of the notice of the failed contract and the purchase price (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Securities. The Replacement Securities must (i) be mortgage-backed securities of the modified pass-through type issued by the Government National Mortgage Association which maintain as far as practicable the original percentage relationship between the principal amounts of Securities of specified interest rates and ranges of maturity in the Trust, and (ii) not be "when, as and if issued" obligations or restricted securities. The Trustee shall notify all Unitholders of the Trust within five days after the acquisition of a Replacement Security and shall make a pro rata distribution of the amount, if any, by which the cost of the Failed Security exceeded the cost of the Replacement Security plus accrued interest. If Failed Securities are not replaced, the Sponsor will refund the sales charge attributable to the Failed Securities to all Unitholders of the Trust and will instruct the Trustee to distribute the principal and accrued interest (at the coupon rate of the Failed Securities to the date of removal from the Trust) attributable to the Failed Securities within 30 days after removal. If Failed Securities are not replaced, the Estimated Net Annual Interest Income per Unit would be reduced and the Estimated Current Return and Estimated Long-Term Return might be lowered. Unitholders may not be able to reinvest their proceeds in other securities at a yield equal to or in excess of the yield of the Failed Securities.

   Amendment of Trust Agreement. The Sponsor and the Trustee may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not materially adversely affect the interest of the Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or to permit the acquisition of securities in addition to or in substitution for any of the securities initially deposited in the Trust, except in limited cases. The Trustee will notify Unitholders of any amendment.

   Termination of Trust Agreement. The Trust will terminate upon the maturity, prepayment, sale or other disposition of the last security held in the Trust. The Trust may also be terminated at any time by consent of Unitholders of 66 2/3% of the Units then outstanding or by the Trustee when the value of the Trust is less than 40% of the principal amount of Securities at the time of deposit. The Trust will be liquidated by the Trustee in the event that a sufficient number of Units of the Trust not yet sold are tendered for redemption by the Sponsor, so that the net worth of the Trust would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Trust. The Trustee will notify each Unitholder of any termination within a reasonable time and will then liquidate any remaining securities. The sale of securities upon termination may result in a lower amount than might otherwise be realized if the sale was not required at that time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount of securities per Unit or value at the time of purchase. The Trustee will distribute to each Unitholder his share of the balance of the Interest and Principal Accounts after deduction of costs, expenses or indemnities. The Unitholder will receive a final distribution statement with this distribution. When the Trustee in its sole discretion determines that any amounts held in reserve are no longer necessary, it will distribute these amounts to Unitholders. The Information Supplement contains further information regarding termination of the Trust. See "Additional Information".

   Limitation on Liabilities. The Sponsor, Supervisor, Evaluator and Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or governmental charges imposed on the securities, on it as Trustee under the Trust Agreement or on the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Trustee and Sponsor may rely on any evaluation furnished by the Evaluator and have no responsibility for the accuracy thereof. Determinations by the Evaluator shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment.

FEDERAL TAX STATUS
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   This section summarizes some of the main U.S. federal income tax consequences of owning Units of a Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

   This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

   As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

   Trust Status. The Trust intends to qualify as a "regulated investment company" under the federal tax laws. If the Trust qualifies as a regulated investment company and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes.

   Distributions. Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates your Trust's distributions into two categories, ordinary income distributions and capital gains dividends. Ordinary income distributions are generally taxed at your ordinary tax rate. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the Trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from your Trust is not affected by whether you reinvest your distributions in additional Units or receive them in cash. The income from your Trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

   Dividends Received Deduction. A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to dividends received from the Trust because the dividends received deduction is generally not available for distributions from regulated investment companies.

   Sale or Redemption of Units. If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Units from the amount you receive in the transaction. Your tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units.

   Capital Gains and Losses and Certain Ordinary Income Dividends. If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These new capital gains rates are generally effective for taxable years beginning before January 1, 2011. For later periods, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term capital gains from most property acquired after December 31, 2000 with a holding period of more than five years.

   Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from your Trust and sell your Unit at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

   Deductibility of Trust Expenses. Generally, expenses incurred by your Trust will be deducted from the gross income received by your Trust and only your share of the Trust's net income will be paid to you and reported as taxable income to you. However, if the Units of your Trust are held by fewer than 500 Unitholders at any time during a taxable year, your Trust will generally not be able to deduct certain expenses from income, thus resulting in your reported share of the Trust's taxable income being increased by your share of those expenses, even though you do not receive a corresponding cash distribution. In this case you may be able to take a deduction for these expenses; however, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income.

EXPENSES
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   General. The Trustee will periodically deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Trust. The Trustee also may withdraw from these Accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate Accounts. All costs and expenses incurred in creating and establishing the Trusts, including the cost of the initial preparation, printing and execution of the Trust Agreement and the certificates, legal and accounting expenses, advertising and selling expenses, expenses of the Trustee, initial evaluation fees and other out-of-pocket expenses have been borne by the Sponsor at no cost to the Trust.

   Sponsor, Supervisor, Evaluator and Trustee. The Sponsor and the Supervisor, which is an affiliate of the Sponsor, will receive the annual fee indicated under "Summary of Essential Financial Information" for providing bookkeeping and administrative services and for providing portfolio supervisory services for the Trust. These fees may exceed the actual costs of providing these services for the Trust but the total amount received for providing these services to all Van Kampen unit investment trusts will not exceed the total cost of providing the services in any calendar year. The Evaluator will receive the annual evaluation fee indicated under "Summary of Essential Financial Information" for evaluating the Trust's portfolio. For its services the Trustee will receive the fee indicated under "Summary of Essential Financial Information". Part of the Trustee's compensation for its services is expected to result from the use of the funds being held in the Principal and Interest Accounts for future distributions, payment of expenses and redemptions since these Accounts are non-interest bearing to Unitholders. These fees are based on the outstanding principal amount of securities and Units on the Initial Date of Deposit and each month thereafter for the first year and as of the close of business on January 1 for each year thereafter.

   Miscellaneous Expenses. The following additional charges are or may be incurred by the Trust: (a) fees of the Trustee for extraordinary services, (b) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (c) various governmental charges, (d) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of Unitholders, (e) indemnification of the Trustee for any loss, liability or expenses incurred by it in the administration of the Trust without negligence, bad faith or willful misconduct on its part, (f) any special custodial fees payable in connection with the sale of any of the securities in the Trust, (g) expenditures incurred in contacting Unitholders upon termination of the Trust and (h) costs incurred to reimburse the Trustee for advancing funds to the Trust to meet scheduled distributions (which costs may be adjusted periodically in response to fluctuations in short-term interest rates). The Trust will pay the costs associated with updating its registration statement each year. The fees and expenses set forth herein are payable out of the Trust. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the portfolio of the Trust. If the balances in the Interest and Principal Accounts are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell securities to pay such amounts.

ADDITIONAL INFORMATION
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   This prospectus does not contain all the information set forth in the registration statement filed by your Trust with the SEC. The Information Supplement, which has been filed with the SEC and is incorporated herein by this reference, includes more detailed information concerning the securities in your Trust, investment risks and general information about the Trust. Information about your Trust (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the Public Reference Room by calling 1-202-551-8090. Reports and other information about your Trust are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, D.C. 20549.

OTHER MATTERS
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   Legal Matters. The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Dorsey & Whitney LLP has acted as counsel to the Trustee.

   Independent Registered Public Accounting Firm. The statement of condition and the related portfolio at the Initial Date of Deposit included herein have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in their report herein, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.



  o Contents of Prospectus
    Summary of Essential Financial Information........3
    Portfolio.........................................4
    Report of Certified Public Accountants............5
    Statement of Condition............................5
    The Trust.........................................6
    Estimated Returns and Estimated Average Life......9
    Public Offering...................................9
    Fee Accounts.....................................14
    Rights of Unitholders............................14
    Trust Administration.............................16
    Federal Tax Status...............................19
    Expenses.........................................20
    Additional Information...........................21
    Other Matters....................................21

  o Daily Prices
    (1)  Call our 24-Hour Pricing Line
         (800) 953-6785
    (1) Visit our Unit Trusts Internet Pricing Page http://www.vankampen.com

  o Account Questions
    (1)  Contact the Trustee
         (800) 221-7668

  o Learning More About Unit Trusts
    (1)  Contact Van Kampen
         (630) 684-6000
    (1) Visit our Unit Trusts Internet Product Page http://www.vankampen.com

  o Additional Information
    You may obtain an Information Supplement that provides more details about your trust and its policies.
    (1) Visit the SEC Internet Site
         http://www.sec.gov
    (1)  Contact the Trustee
         (800) 221-7668

                                                                        VGMBPRO5

                                   Prospectus

                                  July 18, 2007

                             GNMA Income Portfolio,
                                    Series 5



                              Van Kampen Funds Inc.




Van Kampen
Investments




                       CONTENTS OF REGISTRATION STATEMENT

   The Registration Statement comprises the following papers and documents:

        The facing sheet
        The prospectus
        The signatures
        The consents of independent public accountants and legal counsel

   The following exhibits:

     1.1  Trust Agreement (to be filed by amendment).

   1.1.1  Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 284 (File No. 333-57836) dated May 2, 2001.

     1.2 Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.3 By-laws of Van Kampen Funds Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.4 Form of Dealer Agreement. Reference is made to exhibit 1.4 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 666 (File No. 333-122799) dated May 18, 2005.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 439 (File No. 333-113234) dated April 27, 2004.

     3.1 Opinion and consent of counsel as to legality of securities being registered (to be filed by amendment).

     3.2 Opinion and consent of counsel as to the federal income and New York tax status of securities being registered (to be filed by amendment).

     3.3 Opinion of counsel as to the Trustee and the Trust (to be filed by amendment).

     4.1  Consent of initial evaluator (to be filed by amendment).

     4.3 Consent of independent registered public accounting firm (to be filed by amendment).

     6.1 List of Officers and Directors of Van Kampen Funds Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 519 (file No. 333-126450) dated October 4, 2005.

     7.1 Power of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 596 (file No. 333-134376) dated July 10, 2005.


                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Unit Trusts, Taxable Income Series 116 has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 17th day of July, 2007.

                               Van Kampen Unit Trusts, Taxable Income Series 116
                                                        By Van Kampen Funds Inc.


                                                          By /s/ JOHN F. TIERNEY
                                                        ------------------------
                                                              Executive Director

   Pursuant to the requirements of the Securities Act of 1933, the Amended Registration Statement has been signed below on July 17, 2007 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Michael P. Kiley                    Managing Director                         )

Edward C. Wood, III                 Managing Director                         )

                                                             /s/ JOHN F. TIERNEY
                                                         -----------------------
                                                             (Attorney-in-fact*)

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     * An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference.